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VF 3-8-05

SECUR[illegible] 05036724 [illegible]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44319 ✓

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAUTRICH SEILER FINANCIAL SERVICES, INC. ✓

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

397 DOGWOOD LANE
(No. and Street)

NAZARETH (City) PA (State) 18064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYNN DAUTRICH 610-837-4656
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEARD MILLER COMPANY LLP
(Name — *if individual, state last, first, middle name*)

1869 CHARTER LANE, SUITE 301, (Address) LANCASTER (City) PA (State) 17601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, LYNN DAUTRICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAUTRICH SEILER FINANCIAL SERVICES, INC., as of DECEMBER 31, 19X 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

County of Northampton
Commonwealth of Pennsylvania

Signature

PRESIDENT
Title

2-8-05
Notary Public

Notarial Seal
William E. Kellow, Notary Public
City of Easton, Northampton County
My Commission Expires Sept. 16, 2008
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

December 31, 2004 and 2003

Beard Miller Company LLP
Certified Public Accountants and Consultants

Independent Auditor's Report

Board of Directors
Dautrich Seiler Financial Services, Inc.

We have audited the accompanying balance sheets of Dautrich Seiler Financial Services, Inc. (the Company) as of December 31, 2004 and 2003, and the related statements of income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dautrich Seiler Financial Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 31, 2005

Balance Sheets
December 31, 2004 and 2003

	2004	2003
Assets		
Current Assets		
Cash and cash equivalents	$ 14,358	$ 8,837
Commissions receivable	18,989	3,281
Prepaid expenses	149	548
Total Current Assets	33,496	12,666
Investments	3,300	3,300
Deferred income taxes	1,695	3,584
Total Assets	$ 38,491	$ 19,550
Liabilities and Stockholders' Equity		
Current Liabilities		
Commissions payable	$ 13,292	$ 2,296
Accrued expenses	3,393	1,117
Total Current Liabilities	16,685	3,413
Stockholders' Equity		
Common stock, $10 par value; 10,000 shares authorized; 100 shares issued and outstanding	1,000	1,000
Paid-in capital	13,539	13,539
Retained earnings	7,267	1,598
Total Stockholders' Equity	21,806	16,137
Total Liabilities and Stockholders' Equity	$ 38,491	$ 19,550

See notes to financial statements.

Statements of Income
Years Ended December 31, 2004 and 2003

	2004	%	2003	%
Operating Revenue				
Commissions and fees	$ 247,834	100.00	$ 58,257	99.03
Miscellaneous income	-	-	571	0.97
Total Operating Revenue	247,834	100.00	58,828	100.00
Operating Expenses				
Commissions	202,392	81.66	38,562	65.55
Dues and subscriptions	844	0.34	475	0.81
Office expenses	3,288	1.33	2,913	4.95
Officers' salaries	11,900	4.80	6,777	11.52
Payroll taxes	2,158	0.87	1,355	2.30
Printing	151	0.06	218	0.37
Professional fees	10,379	4.19	9,508	16.16
Retirement plan	613	0.25	381	0.65
Salaries and wages	8,551	3.45	5,912	10.05
Total Operating Expenses	240,276	96.95	66,101	112.36
Income (Loss) from Operations before Income Taxes	7,558	3.05	(7,273)	(12.36)
Income tax (benefit) expense	1,889	0.76	(1,818)	(3.09)
Net Income (Loss)	$ 5,669	2.29	$ (5,455)	(9.27)

See notes to financial statements.

Statements of Stockholders' Equity
Years Ended December 31, 2004 and 2003

	Common Shares	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances - December 31, 2002	$ 1,000	$ 13,539	$ 7,053	$ 21,592
Net loss	-	-	(5,455)	(5,455)
Balances - December 31, 2003	1,000	13,539	1,598	16,137
Net income	-	-	5,669	5,669
Balances - December 31, 2004	$ 1,000	$ 13,539	$ 7,267	$ 21,806

See notes to financial statements.

Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities		
Net income (loss)	$ 5,669	$ (5,455)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Provision for deferred income tax expense (benefit)	1,889	(1,818)
Decrease (increase) in accounts receivable	(15,708)	193
Decrease in prepaid expenses	399	269
Increase in accounts payable	10,996	193
Increase in accrued expenses	2,276	8
Net Cash Provided by (Used in) Operating Activities	5,521	(6,610)
Net Increase (Decrease) in Cash and Cash Equivalents	5,521	(6,610)
Cash and Cash Equivalents - Beginning	8,837	15,447
Cash and Cash Equivalents - Ending	$ 14,358	$ 8,837

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dautrich Seiler Financial Services, Inc. is a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company offers services to retail customers through commissioned agents.

Summary of Significant Accounting Policies

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

I. His dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

II. His transactions as broker (agent) are limited to:

   a. The sale and redemption of redeemable securities of registered investment companies or an insurance company separate account, whether or not registered as an investment company;

   b. the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

   c. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies.

III. He promptly transmits all funds and delivers all securities received in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

IV. Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all the conditions in paragraphs (k)(1), (I), (II) and (III) of this section.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Equipment

Purchased assets are recorded at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Note 2 - Investments

During 2000, the Company purchased 300 shares of common stock of NASDAQ STOCK MARKET, INC. for $3,300. This common stock is valued at cost which approximates market value as of December 31, 2004 and 2003.

Note 3 - Equipment

Equipment consists of the following at December 31:

	2004	2003
Computers and furniture	$ 11,150	$ 11,150
Accumulated depreciation	(11,150)	(11,150)
	$ -	$ -

There was no depreciation expense in either 2004 or 2003.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004 and 2003, the Company had net capital of $16,662 and $8,705, respectively, which was $11,662 and $3,705, respectively, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.0014 to 1 and .3921 to 1 at December 31, 2004 and 2003, respectively.

Note 5 - Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for either 2004 or 2003; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Note 6 - Income Taxes

Income tax expense (benefit) for the years ended December 31, 2004 and 2003 consists of the following:

	2004	2003
Deferred expense (benefit):		
Federal	$ 1,134	$ (1,091)
State	755	(727)
	$ 1,889	$ (1,818)

Deferred income tax asset arising from net operating loss carryforwards:

	2004	2003
Federal	$ 1,017	$ 2,151
State	678	1,433
	$ 1,695	$ 3,584

Note 6 - Income Taxes (Continued)

The Company has available at December 31, 2004, unused net operating loss carryforwards that may be applied against future taxable income and that expire as follows:

Year of Expiration		Unused Net Operating Loss Carryforwards	
Federal	Pennsylvania	Federal	Pennsylvania
2023	2013	$ 6,782	$ 6,782

Note 7 - Retirement Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers Individual Retirement Account (Simple IRA Plan). Contributions totaled $613 and $381 in 2004 and 2003, respectively.

Note 8 - Risk

At times during the years ended December 31, 2004 and 2003, the Company's cash and cash equivalents balances may have exceeded the federally insured limit of $100,000.

Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2004

		2004
Total Stockholders' Equity from Balance Sheet	$	21,806
Non-allowable assets:		
Prepaid expenses		149
Deferred income taxes		1,695
Investments		3,300
Net Capital		16,662
Aggregate Indebtedness -		
Total Liabilities	$	16,685
Computation of Basic Net Capital Requirement -		
Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net Capital in Excess of Minimum Requirement	$	11,662
Ratio of Aggregate Indebtedness to Net Capital		1.0014 to 1

Note: There were no material differences between the above computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Beard Miller
Company LLP
Certified Public Accountants and Consultants

Independent Auditor's Report on Internal Control Schedule II Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Dautrich Seiler Financial Services, Inc.

In planning and performing our audits of the financial statements of Dautrich Seiler Financial Services, Inc. (the Company), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 31, 2005